UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

 (Amendment No. 2)

Under the Securities Exchange Act of 1934

BKF Capital Group, Inc.

 (Name of Issuer)

COMMON SHARES

 (Title of Class of Securities)

05548G102

 (CUSIP Number)

Frederick DiSanto

C/O Ancora Advisors, LLC

6060 Parkland Boulevard, Suite 200

Cleveland, OH 44124

(216) 825-4000

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

June 2, 2015

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

CUSIP NO. 05548G102

1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ancora Advisors, LLC

33-1033773

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

00

________________________________________________________________________________________________

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

|_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Nevada, United States of America

________________________________________________________________________________________________

NUMBER OF

7

SOLE VOTING POWER

SHARES

400,000

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

400,000

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

400,000

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IA

________________________________________________________________________________________________

SCHEDULE 13D

CUSIP NO. 05548G102

1

NAME OF REPORTING PERSON

Frederick DiSanto

________________________________________________________________________________________________

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) |_| (b) |_|

________________________________________________________________________________________________

3

SEC USE ONLY

________________________________________________________________________________________________

4

SOURCE OF FUNDS

OO

________________________________________________________________________________________________

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

 |_|

________________________________________________________________________________________________

6

CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

________________________________________________________________________________________________

NUMBER OF

7

SOLE VOTING POWER

SHARES

0

BENEFICIALLY

___________________________________________________________________

OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

___________________________________________________________________

PERSON

9

SOLE DISPOSITIVE POWER

WITH

0

___________________________________________________________________

10

SHARED DISPOSITIVE POWER

0

________________________________________________________________________________________________

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

________________________________________________________________________________________________

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

|_|

________________________________________________________________________________________________

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00%

________________________________________________________________________________________________

14

TYPE OF REPORTING PERSON

IN

________________________________________________________________________________________________

The following constitutes to the Schedule 13D filed by the undersigned

Item 1.

Security and Issuer

This statement relates to the shares of Common Stock of BKF Capital Group, Inc.  The address of the issuer is 31248 Oak Crest Drive, Suite 110, Westlake Village, California 91361.

Item 2.

Identity and Background

This statement is filed on behalf of Ancora Advisors LLC.  Ancora Advisors LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients.  Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors LLC and Owners of Ancora Advisors LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.

Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired in recent months by Ancora Advisors, LLC for investment purposes in the ordinary course of business.  Ancora Advisors, LLC reserves the right to purchase or otherwise acquire additional securities of the Issuer, or sell or otherwise dispose of any securities of the Issuer beneficially owned by them.  In each case, in the open market or in privately negotiated transactions, to the extent deemed advisable by Ancora Advisors, LLC in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.  Ancora Advisors, LLC may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Ancora’s total ownership has been reduced by over 1 percent since its last filing dated July 26, 2012 (previous filing was filed under The Ancora Group).

Item 5.

Interest in Securities of the Issuer

Set forth below, Ancora Advisors LLC, in the aggregate, are the number of Shares which may be deemed to be beneficially owned as of June 4, 2015 and the percentage of the Shares outstanding represented by such ownership (based on 7,471,593 shares outstanding as of May 8, 2015):

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	1,461	0.02%
Ancora Funds & Partnerships (2)	400,000	5.35%
Ancora Advisors SMA (3)	0	0.00%
Total	401,461	5.37%

(1) These Shares are owned by the owners and employees of Ancora Advisors LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share
5/27/2015	BUY	7,181	0.9000
6/2/2015	SELL	60,000	1.0100
6/4/2015	SELL	33,041	1.0100

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:

June 5, 2015

ANCORA ADVISORS, LLC

By:  /s/ Frederick DiSanto

     Frederick DiSanto

     Chief Executive Officer